

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 13, 2018

Shawn Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

> **Re:** **Ply Gem Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 14, 2018**
> **File No. 001-35930**

Dear Mr. Poe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: John Kennedy, Esq.